UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Novatek Pharmaceuticals, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 30, 2020

Physical address of issuer
3569 Business Center Drive, Suite 110, Pearland, TX 77584

Website of issuer
www.novatekpharmceuticals.com

Name of intermediary through which the Offering will be conducted
DealMaker Securities LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
00870756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Cash fee of 3.0% of the amount raised in this offering, a $16,500 one-time set-up fee, and $2,000 maintenance paid on a monthly basis.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
1% of the total Securities sold in the Offering (deliverable at closing).

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
25,000

Price (or method for determining price)
$2.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 14, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$16,640	$78,288
Cash & Cash Equivalents	$16,640	$78,288
Accounts Receivable	$0	$0
Short-term Debt	$2,207,386	$1,076,299
Long-term Debt	$2,253,479	$0
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(3,446,214)	$(1,148,011)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 19, 2022

FORM C

Up to $5,000,000.00

Novatek Pharmaceuticals, Inc.



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Novatek Pharmaceuticals, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason. The rights and obligations of any purchasers of the Offered Shares ("Investors", "Purchasers" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the December 14, 2023 ("Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$15.00	$485.00
Aggregate Minimum Offering Amount	$50,000.00	$1,500.00	$48,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,850,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants. Also, excludes $16,500 in set-up fees and $2,000 per month maintenance fees payable to DealMaker Securities, as well as 1% of the total Securities sold in the offering.

(2) The Intermediary will receive 3% of the total amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.novatekpharmceuticals.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 19, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

SUMMARY 11
    The Business 11
    The Offering 12
RISK FACTORS 12
    Risks Related to the Company's Business and Industry 12
    Risks Related to the Securities 29
BUSINESS 31
    Description of the Business 31
    Business Plan 31
    History of the Business 32
    The Company's Products and/or Services 32
    Competition 32
    Supply Chain and Customer Base 33
    Intellectual Property 33
    Governmental/Regulatory Approval and Compliance 33
    Litigation 33
    Other 34
USE OF PROCEEDS 34
DIRECTORS, OFFICERS AND EMPLOYEES 35
    Directors 35
    Officers of the Company 36
    Employees 38
CAPITALIZATION AND OWNERSHIP 38
    Capitalization 38
    Ownership 40
FINANCIAL INFORMATION 41
    Operations 41
    Liquidity and Capital Resources 41
    Capital Expenditures and Other Obligations 41
    Material Changes and Other Information 41
    Trends and Uncertainties 42
THE OFFERING AND THE SECURITIES 42
    The Offering 42
    The Securities 43
    Voting and Control 44
    Anti-Dilution Rights 44
    Restrictions on Transfer 44
    Other Material Terms 45

TAX MATTERS...45
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 45
    Related Person Transactions 45
    Conflicts of Interest...48
OTHER INFORMATION 49
    Bad Actor Disclosure 49
EXHIBITS 51

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.novatekpharmceuticals.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Novatek Pharmaceuticals, Inc. (the "Company") was originally formed as a Texas limited liability company on April 30, 2020 and was subsequently converted into a Delaware corporation on August 10, 2021.

The Company is located at 3569 Business Center Drive, Suite 110, Pearland, TX 77584.

The Company's website is www.novatekpharmceuticals.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our company is currently in Clinical trial stages for the development of Anti-Covid-19 treatment and therapeutic potential in management of infectious and cancer conditions.

The Offering

Minimum amount of Shares of Common Stock being offered	25,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	31,190,830
Maximum amount of Shares of Common Stock	2,500,000
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	33,665,830
Purchase price per Security	$2.00
Minimum investment amount per investor	$500.00
Offering deadline	December 14, 2023
Use of proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 41 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Mohamed Kaseb, Osama Kasseb, Ahmed Kaseb, Michelle Gocio, Alex Saliba, and Mehmet Kocak who are CEO, COO, Founder, VP of Drug Development and Operations, CFO, and Director of Statistics of the Company, respectively. The Company has or intends to enter into employment agreements with Mohamed Kaseb, Osama Kasseb, Ahmed Kaseb, Michelle Gocio, Alex Saliba, and Mehmet Kocak although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mohamed Kaseb, Osama Kasseb, Ahmed Kaseb, Michelle Gocio, Alex Saliba, and Mehmet Kocak or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Mohamed Kaseb, Osama Kasseb, Ahmed Kaseb, Michelle Gocio, Alex Saliba, and Mehmet Kocak in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Mohamed Kaseb, Osama Kasseb, Ahmed Kaseb, Michelle Gocio, Alex Saliba, and Mehmet Kocak die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform

and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We face heavy government regulation, and FDA regulatory approval of our products is uncertain.

The research, testing, manufacturing and marketing of drug products such as those that we are developing are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances will require us to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that:

* a drug candidate may not be shown to be safe or effective;

* the FDA may not approve our manufacturing process

* the FDA may interpret data from preclinical and clinical trials in different ways than we do; and

* the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application ("NDA").

For example, if certain of our methods for analyzing our trial data are not accepted by the FDA, we may fail to obtain regulatory approval for our product candidates. Moreover, if and when our products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us to obtain regulatory approvals for our product candidates could diminish competitive advantages that we may attain and would adversely affect the marketing of our products. To date, we have not received regulatory approval to market any of our product candidates in any jurisdiction. Following regulatory approval of any of our drug candidates, we will be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our potential products.

With regard to our drug candidates, if any, approved by the FDA or by another regulatory authority, we are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

We are may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.
If one or more of our product candidates is approved, we will likely be subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third-party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a covered entity business associate and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures, which would negatively affect our business.

New product development involves a lengthy, expensive and complex process.

We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations. We are currently conducting research and development on NP-101 for COVID 19 as well as multiple oncology indications, such as neuroendocrine tumors, hepatocellular carcinoma and colorectal cancer. There can be no assurance that our technologies will be capable of reliably addressing resistant infections or that we can develop and commercialize our products at all. Drug development involves a lengthy, expensive and complex process and we currently have no fully approved drug products. In addition, before we can commercialize any new product candidates, we will need to:

* conduct substantial research and development;

* conduct validation studies;

* expend significant funds;

* develop and scale-up our laboratory processes; and

* obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

* failure of the product at the research or development stage; and

* lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

We may not be able to conduct clinical trials necessary to commercialize and sell our proposed products and formulations.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a formulation or product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any drug or medical device for human consumption without FDA approval. Moreover, it is our stated intention to attempt to avail ourselves of the FDA's Fast Track approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Our long-term viability and growth will depend upon successful clinical trials.

Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early-stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. We have opened clinical sites and are enrolling patients in a number of countries where our experience is more limited, and we are in most cases using the services of third-party clinical trial providers. If we fail to adequately manage the design, execution and regulatory aspects of our large, complex and diverse clinical trials, our studies and ultimately our regulatory approvals may be delayed or we may fail to gain approval for our product candidates. Clinical trials may indicate that our product candidates have harmful side effects or raise other safety concerns that may significantly reduce the likelihood of regulatory approval, result in significant restrictions on use and safety warnings in any approved label, adversely affect placement within the treatment paradigm, or otherwise significantly diminish the commercial potential of the product candidate. Also, positive results in a registrational trial may not be replicated in any subsequent confirmatory trials. Even if later stage clinical trials are successful, regulatory authorities may disagree with our view of the data or require additional studies, and may fail to approve or delay approval of our product candidates or may grant marketing approval that is more restricted than anticipated, including indications for a narrower patient population than expected and the imposition of safety monitoring or educational requirements or risk evaluation and mitigation strategies. In addition, if another Company is the first to file for marketing approval of a competing orphan drug candidate, that Company may ultimately receive marketing exclusivity for its drug candidate, preventing us from commercializing our orphan drug candidate in the applicable market for several years.

We face significant competition from other biotechnology and pharmaceutical companies.

We are aware of several companies that are working to develop drugs that would compete against our drug candidates. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, as well as in obtaining regulatory approvals of those drug candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug candidates that are more effective or less costly than any drug candidate that we may develop.

Our ability to compete successfully will depend largely on our ability to:

* discover, develop and commercialize drugs that are superior to other products in the market;

* demonstrate through our clinical trials that our drug candidates are differentiated from existing and future therapies;

* attract qualified scientific, product development and commercial personnel;

* obtain patent or other proprietary protection for our drugs and technologies;

* obtain required regulatory approvals; successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new drugs; and

* negotiate competitive pricing and reimbursement with third party payors

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any drug candidate we develop. The inability to compete with existing or subsequently introduced drug candidates would have a material adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to license novel compounds that could make our drug candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing or receiving FDA approval for or commercializing medicines before we do, which would have a material adverse impact on our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance.
Levels of market acceptance for our new products could be impacted by several factors, including but not limited to: i) the availability of alternative products from our competitors, ii) the price of our products relative to that of our competitors, iii) the timing of our market entry, iv) the ability to market our products effectively to the retail level and v) the acceptance of our products by government and private entities. Some of these factors are not within our control. Additionally,

continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations.

Our manufacturing activity is subject to certain risks.

We outsource the GMP manufacturing of our investigational product used in our clinical trials. As a result, we are dependent upon the uninterrupted and efficient operation of our manufacturing facility in Montreal, Canada and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities are subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

In addition, we contract with third-party manufacturers to produce some of our investigational products in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we have implemented stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we do not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

In addition, the occurrence of manufacturing-related compliance issues could require subsequent withdrawal of the drug approval, reformulation of the drug product, additional testing or changes in labeling of the finished product. Any delay, interruption or cessation of production by our third-party manufacturers or strategic partners of our commercial products or product candidates, or their respective materials and components, as a result of any of the above factors or otherwise, may limit our ability to meet demand for commercial products and/or delay ongoing clinical trials, either of which could have a material adverse effect on our business, results of operations and financial condition.

We could experience difficulties and delays in the manufacturing, distribution and sale of our products.

Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

Increased concerns over the safety of our products may result in negative publicity or increased regulatory controls on our products.

The Company's reputation is the foundation of our relationships with physicians, patients and other customers. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our business could suffer. Pharmaceuticals and medical devices are perceived to be dangerous products and our customers may have a number of concerns about the safety of our products whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. In addition, government investigations related to the use of our products, but not the efficacy of the products themselves, may cause reputational harm to the Company. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

We are also subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury, even if there is no available evidence of a causal relationship between the adverse event and the product. Such reports may be publicly released by the FDA and other authorities. Furthermore, any adverse publicity associated with adverse events for our products, and related post-marketing actions, could cause consumers to seek alternatives to our products, and thereby cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the adverse event.

Pharmaceutical products can develop unexpected safety or efficacy concerns, which could have a material adverse effect on our business.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. After approval, the products are used for longer periods of time by much larger numbers of patients; we and others (including regulatory agencies and private payers) collect extensive information on the efficacy and safety of our marketed products by continuously monitoring the use of our products in the marketplace. In addition, we or others may conduct post-marketing clinical studies on efficacy and safety of our marketed products. New safety or efficacy data from market surveillance, post-marketing clinical studies or general use may result in product label changes, product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

Product labeling changes for our marketed products could result in a negative impact on revenues.

We or regulatory authorities may need to change the labeling for any pharmaceutical product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product's label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by us, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies assist us and healthcare providers in identifying the best patient population for each product, it can also negatively impact our revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product's formulary listing, which could also adversely affect our revenues.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.
In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house.
We rely on independent third-party contract research organizations (CROs) to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If any of our CROs' processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely impacted.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.
We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the

manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we outsource the day-to-day management and oversight of our clinical trials to contract research organizations the manufacture of certain of our products. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Product liability claims could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products are associated with significant risks of product liability claims. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient's condition, or could result in serious injury or impairments or even death. This could result in product liability. Some of our products, including NP-101, have boxed warnings in their labels. Product liability claims may be brought by individuals seeking relief for themselves, or by groups seeking to represent a class of injured patients. Further, third party payors, either individually or as a putative class, may bring actions seeking to recover monies spent on one of our products. As sales of our products increase, the risk that product liability claims will be made against us increases. The risk of product liability claims may also increase if a company receives a warning letter from a regulatory agency. We cannot predict the frequency, outcome or cost to defend any such claims.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available to us in the future on acceptable terms, or at all. Our product liability insurance may not cover all of the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Such claims whether meritorious or not could also harm our reputation and the reputation of our products, adversely affecting our ability to market our products successfully. In addition, defending a product liability lawsuit is expensive and can divert the attention of key employees from operating our business.

In addition, product liability claims could result in an investigation of the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs conducted by the FDA, the EMA, or the competent authorities of the EU member states. Such investigations could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension, variation, or withdrawal of approval, any of which would adversely affect our business.

Limited reimbursement or insurance coverage of our approved products, if any, by third party payors may render our products less attractive to patients and healthcare providers.

Market acceptance and sales of any approved products will depend significantly on reimbursement or coverage of our products by third party payors and may be affected by existing and future healthcare reform measures or the prices of related products for which third party reimbursement applies. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may not be able to provide. Furthermore, the reimbursement policies of third-party payors may significantly change in a manner that renders our clinical data insufficient for adequate reimbursement or otherwise limits the successful marketing of our products. Even if we obtain coverage for our product candidates, third party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

Publication of discounts by third party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our partner may elect not to commercialize our products, and our business and financial condition could be adversely affected.

If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our business could be adversely affected.

Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.

Many of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payors increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. Individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Furthermore, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Any legally mandated price controls or utilization of bidding procedures could negatively and materially impact our revenues, results of operations and financial condition.

Increased pricing pressure and other restrictions in the U.S. and abroad from managed care organizations, institutional Investors, and government agencies and programs, among others, could negatively affect our revenues and profit margins.

Our products continue to be subject to increasing pressures from market access, pricing and rebates and other restrictions in the U.S., the EU and other regions around the world, including from (i) rules and practices of managed care organizations and institutional and governmental Investors; (ii) judicial decisions and governmental laws and regulations for Medicare, Medicaid and U.S. healthcare reform, including the 2010 Patient Protection and Affordable Care Act; (iii) the potential impact of pharmaceutical reimbursement, Medicare Part D Formularies and product pricing in general; (iv) delays in gaining reimbursement; (v) government price erosion mechanisms across Europe and in other countries, resulting in deflation for pharmaceutical product pricing; (vi) collection delays in government-funded public hospitals outside the U.S. (vii) the impact on pricing from parallel trade across borders; (viii) other developments in technology and/or industry practices that could impact the reimbursement policies and practices of third-party payers; and (ix) limited or blocked market access due to real or perceived differences in value propositions for our products compared to competing products.

The illegal importation of counterfeit products and pharmaceutical and medical device products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the U.S. and other countries in which we operate.

Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the U.S. may lower the prices we receive for our products, which could adversely impact our revenues.

Illegal imports and counterfeit products may reduce demand for our products.

The illegal importation of counterfeit products and pharmaceutical products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the United States and other countries in which we operate. Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the United States could adversely impact our revenues.

In addition, third parties may illegally distribute and sell counterfeit versions of our products, which do not meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit drug may be at risk for a number of dangerous health consequences. Our reputation and business could suffer harm as a result of counterfeit drugs sold under our brand name. In addition, thefts of inventory at warehouses, plants or while in-transit, which are then not properly stored and are later sold through unauthorized channels, could adversely impact patient safety, our reputation and our business.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 54.7% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our company is currently in clinical trial stages for the development of Anti-Covid-19 treatment and therapeutic potential in management of infectious and cancer conditions.

Business Plan

Novatek Pharmaceuticals, Inc. was formed based on years of experience with thymoquinone in oncology patients combined with recent publications suggesting that thymoquinone may also have potential in many other indications including Sars-CoV2. Recently evolving a naturally derived proprietary drug NP-101 as an effective anti-viral due to therapeutic properties of thymoquinone and its associated esters. This team of clinically trained professionals have extensive experience in pharmacology, oncology, and clinical research. We are a company that focuses on the potentially beneficial roles of TQ against cancer pathophysiology in the context of antioxidant, anti-inflammatory, immunomodulatory, epigenetic modulation, antiviral activity, docking studies on anti-COVID-19 activity, antibacterial and anticoagulant effects for the treatment of infectious diseases. What is a black seed? The Black Seed is scientifically known as Nigella Sativa. The plant grows about 40-60cm in height, and from it comes many small rectangular Black Seed, quite commonly known as 'The Blessed Seed'. As well as being a fantastic culinary herb in its own right, it also has many medicinal uses due to its antiviral, anti-inflammatory, anti-fungal, antioxidant, antibacterial, anti-asthmatic, anticoagulant and anti-histimic properties. Many people know of the Black Seed and have even eaten it before, but many do not realize it. For example Naan breads, more often than not come garnished with Nigella Sativa seeds. The same goes for flatbreads. They are what gives the bread that delicious herby & earthy taste and aroma. There are many other culinary uses for the Black Seed such as including them in soups, smoothies, rice dishes, curries and spice mixes,

History of the Business

The Company was originally formed as a Texas limited liability company on April 30, 2020 and was subsequently converted into a Delaware corporation on August 10, 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
NP-101 (TQ Formula) drug	High concentration of nigella sativa oil formulation containing thymoquinone in a hard-shell enteric-coated oral capsules for the treatment of Covid-19	General Population in need of related treatment.

NP-101 is currently in the clinical trials development phase. Offering proceeds will be used for the completion of trials and for the eventual manufacture of and sale of the drug.

The Company's products/services are not yet in distribution.

Competition

The Company's primary competitors are Pfizer and Moderna.

We are a company that focuses on the potentially beneficial roles of TQ against cancer pathophysiology in the context of antioxidant, anti-inflammatory, immunomodulatory, epigenetic modulation, antiviral activity, docking studies on anti-COVID-19 activity, antibacterial and anticoagulant effects for the treatment of infectious diseases.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements.

While our company is currently in clinical research, the potential target of our product will be focused towards treatments of Covid 19 and cancer patients.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US21/057145	Compositions and Methods for Treating Coronaviruses	Patent provides exclusive use of black seed oil in the treatment of COVID-19	October 28, 2021	Pending	United States
63/336,749	Black Seed Oil Formulation	Patent Provides protection for black seed oil in all formulations	April 29, 2022	Pending	United States

Governmental/Regulatory Approval and Compliance

The drug development industry is heavily regulated and controlled by federal, state and local laws and guidance. The FDA oversees and evaluates the entire process through a series of regulatory requirements, which include submissions, reporting and adherence to the Code of Federal Regulations. Some requirements prior to commercialization include filing an IND, obtaining approval from an IRB (Institutional Review Board), conducting three clinical (human) phases of research, as well as preclinical (non-human) work. At the completion of all required investigational research, an NDA (New Drug Application) is filed and requires approval from the FDA prior to commercialization.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3569 Business Center Drive, Suite 110, Pearland, TX 77584

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$1,500	3.00%	$150,000
Campaign marketing expenses or related reimbursement	48.00%	$24,000	8.81%	$440,500
Estimated Attorney Fees	2.00%	$1,000	0.30%	$15,000
Estimated Accountant/Auditor Fees	32.00%	$16,000	0.32%	$16,000
General Marketing	0.00%	$0	0.60%	$30,000
Research and Development	15.00%	$7,500	50.00%	$2,500,000
Manufacturing	0.00%	$0	30.00%	$1,500,000
General Working Capital	0.00%	$0	5.00%	$250,000
Varied	0.00%	$0	1.97%	$98,500
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Clinical Research is still in the second phase that will require additional funding to complete.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The conditions for changing the use of proceeds will be dependent upon ensuring the successful completion of the various clinical studies and approval by the FDA.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michelle Gocio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & VP of Operations 3/1/22 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Michelle York Gocio, Director and Vice President of Operations and Drug Development, is a seasoned veteran of the pharmaceutical and biotechnology industry, having served 38 years in full scale development. Beginning her clinical research career in the neurosciences while still in college, Gocio gradually expanded her interests and conducted trials in a wide variety of therapeutic indications, including pain, cancer pain, oncology, rare disease, infectious disease, gene therapy, ophthalmology, surgery, and antibiotic therapies. Her early work in the field of learning differences and ADD/ADHD is published in The Journal of Learning Disabilities. During her career, Gocio has served in all roles, CRA through Vice President, and all phases of the development process, I-IV, prior to assuming her current role.

Education

Ms. Gocio attended Northwestern University in Evanston, Illinois and graduated from the University of Arkansas at Little Rock with a major in Psychology and a minor in Biology.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Osama Kasseb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO - 05/05/2020 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pharmacist. COO of Novatek Pharmaceuticals, Inc. and COO of Pharmacy Management Services, LLC

Education

Texas Pharmacist License Holder.

Name

Alex Saliba

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, 05/05/2020 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Financial Officer. Responsible for managing the financial operations of the business including review and preparations of the financial statements, financial statement modeling and analysis, budgeting and forecasting, Federal and state tax support, contracts review and recommendations.

Education

Bachelor degree in Business Administration. Certified Public Accountant in the state of Texas.

Name

Mohamed Kaseb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 05/05/2020 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Kaseb is a registered pharmacist

Education

Mr. Kaseb is a registered pharmacist and holds a B.Sc. degree from Cairo University, Egypt and became a registered pharmacist in 1997. He passed his Foreign Pharmacy Graduate Equivalency Exam in 2000 and became a registered pharmacist in State of Michigan, and later a registered pharmacist and a resident in the State of Texas in 2009.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Notes
Amount outstanding	$3,566,506
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution when the Convertible Notes convert into equity securities of the Company.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	22.89%
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	Convertible Notes convert into equity securities of the Company upon the occurrence of certain events, while the Shares

	of Common Stock are equity securities of the Company.
Type of security	Shares of Common Stock
Amount outstanding	31,165,830
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	77.11%
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	This is the same security as the one being issued pursuant to Regulation CF

The Company has the following debt outstanding:

Type of debt	Interest Bearing Note
Name of creditor	Pharmacy Management Services, LLC
Amount outstanding	$776,365
Interest rate and payment schedule	5.5%
Amortization schedule	Repayment is scheduled to commence March of 2023
Describe any collateral or security	N/A
Maturity date	January 13, 2028
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	MOK Holdings, LLC
Amount outstanding	$3,566,506
Interest rate and payment schedule	5.5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	01/13/2028
Other material terms	Conversion price equal to the quotient resulting from dividing the Capped Valuation by the number of outstanding shares of Common Stock of the Company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	1,882,000	$941,000	Research and back-office support	03/01/2022	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is based on a capped valuation of $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company is mainly held by the founding members (Mohamed Kaseb, Osama Kasseb, and Ahmed Kaseb) making up 90% of the total ownership.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Osama Kasseb	21.03%
Pharmacy Management Services	29%

Following the Offering, the Purchasers will own of the Company if the Minimum Amount is raised and if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Novatek is currently utilizing crowdfunding in order to raise additional investment capital for the completion of its clinical research trials. As of October 2022, Novatek has converted $1,351,605 in debt converted to shares issued.

The company does not expect to achieve profitability in the next 12 months but intends to focus on its clinical research with the goal of receiving UAE approval from the FDA.

Liquidity and Capital Resources

Proceeds from the offering will be used for ongoing working capital and for clinical research and development.

Although this Capital raise will be very important to further carry the company into the next phase of research and development, we are also looking for other sources of funding such as Angel Investors as well as additional shareholder funding. Please note that it is not guaranteed that Angel investors and founding shareholders will provide funding for the company and as such could place the company in jeopardy of being a going concern.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Novatek will be investing additional capital estimated at around $10,000,000 for the completion of the clinical research and ultimate manufacturing of the drug.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,500,000 of Shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 14, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the

Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation
 A cash expense of $16,500 for set-up fees and $2,000 per month maintenance fees payable to DealMaker Securities, as well as 1% of the total Securities sold in the offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is DealMaker Transfer Agent, LLC.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.000200 per share, of which 31,190,830 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends once the net revenue results in operating profits in excess of debt servicing. Although undetermined at this time, some limitations on the Company's ability to issue dividends could be due to financial strain or the need to safeguard its financial reserves for future expenses.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: One vote per one unit of common stock

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Mohamed Kaseb and Osama Kasseb
Relationship to the Company	Officers and Shareholders
Total amount of money involved	$3,180,000.00
Benefits or compensation received by related person	Convertible note with interest
Benefits or compensation received by Company	Working Capital
Description of the transaction	MOK Holdings owned by Mohamed and Osama had extended a convertible loan to Novatek Pharmaceuticals in order to finance its clinical research
Related Person/Entity	Mohamed Kaseb and Osama Kasseb
Relationship to the Company	Officers and Shareholders
Total amount of money involved	$770,000.00
Benefits or compensation received by related person	Interest accruing convertible note.
Benefits or compensation received by Company	Funding for its clinical research
Description of the transaction	Pharmacy Management Services, LLC also owned by Mohamed Kaseb and Osama Kasseb extended a loan to Novatek in order to continue its clinical research.

Property, Goods or Services

Related Person/Entity	Mohamed Kaseb and Osama Kasseb
Relationship to the Company	Officers and Shareholders of the Company
Total amount of money involved	$172,425.00
Benefits or compensation received by related person	Repayment.
Benefits or compensation received by Company	Admin, financial, Technical consulting expertise and other back office support services
Description of the transaction	Pharmacy Management Services provides consulting, administrative, financial and other support services to Novatek Pharmaceuticals

Securities

Related Person/Entity	Mohamed Kaseb and Osama Kasseb
Relationship to the Company	Officers and Shareholders
Total amount of money involved	$456,000.00
Benefits or compensation received by related person	Converted outstanding debt into shares
Benefits or compensation received by Company	Outstanding debt elimination
Description of the transaction	Novatek converted note outstanding and due to Pharmacy Management Services into issuance of shares

Related Person/Entity	Ahmed Kaseb
Relationship to the Company	Officer and Shareholder
Total amount of money involved	$383,000.00
Benefits or compensation received by related person	Consultation Services
Benefits or compensation received by Company	Technical expertise and support.
Description of the transaction	Dr. Ahmed Kaseb owner in Novatek provided technical consultation services

Future Transactions

Related Person/Entity	Mohamed Kaseb and Osama Kasseb
Relationship to the Company	Officers and Shareholders
Total amount of money involved	$0.00
Benefits or compensation received by related person	Recovery of its expenses
Benefits or compensation received by Company	Administrative, Financial, IT and other back office support
Description of the transaction	Pharmacy Management Services will continue to provide Admin, Financial, IT and other services

Related Person/Entity	Ahmed Kaseb
Relationship to the Company	Officer and Shareholders
Total amount of money involved	$0.00
Benefits or compensation received by related person	Compensation for his time.
Benefits or compensation received by Company	Technical expertise in the field and support in the clinical research process.
Description of the transaction	Dr. Ahmed Kaseb will continue to provide his expertise services to Novatek

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Mohamed Kaseb and Osama Kasseb
Relationship to the Company	Officers and Shareholders
Total amount of money involved	$3,950,000.00
Benefits or compensation received by related person	Novatek's ultimate financial success.
Benefits or compensation received by Company	Funding for continuing its clinical research
Description of the transaction	As previously described, Mohamed Kaseb and Osama Kasseb who are equal owners of MOK Holdings and Pharmacy Pharmacy Management Services are also officers and shareholders of Novatek Pharmaceuticals

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mohamed Kaseb
(Signature)

Mohamed Kaseb
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Saliba
(Signature)

Alex Saliba
(Name)

CFO
(Title)

12/19/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Company Summary
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement

EXHIBIT A

Audited Financial Statements

Novatek Pharmaceuticals, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

Novatek Pharmaceuticals, Inc.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements as of December 31, 2021 and 2020 and for the periods then ended:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders'/Members' Deficit	5
Statements of Cash Flows	6
Notes to the Financial Statements	7



To the Board of Directors of
Novatek Pharmaceuticals, Inc.
Pearland, Texas

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Novatek Pharmaceuticals, Inc. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders'/members' deficit, and cash flows for the year ended December 31, 2021 and for the period from April 30, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated revenues or profits since inception. For the periods ended December 31, 2021 and 2020, the Company has sustained net losses of $3,446,214 and $1,148,011, respectively, and has negative cash flows from operations. As of December 31, 2021, the Company had an accumulated deficit of $4,594,225, had a working capital deficit of $2,190,746, and lacks current assets to fund its future operations with overdrawn cash as of December 31, 2021. The Company has collateralized outstanding debt with principal and interest payments due in 2022 of $250,000 and $235,570, respectively, with no cash held at December 31, 2021 to satisfy these obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
November 21, 2022

NOVATEK PHARMACEUTICALS, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ -	$ 78,288
Deposit	16,640	-
Total Current Assets	16,640	78,288
TOTAL ASSETS	$ 16,640	$ 78,288
LIABILITIES AND STOCKHOLDERS'/MEMBERS' DEFICIT		
Current Liabilities:		
Bank overdraft	$ 43,964	$ -
Accounts payable	537,884	415,299
Accounts payable, related party	839,000	227,000
Accrued expenses	1,546	-
Due to related party	9,706	-
Loans payable	-	6,000
Loans payable, related party	20,000	428,000
Convertible notes payable, related party, current portion	650,000	-
Interest payable, related party	105,286	-
Total Current Liabilities	2,207,386	1,076,299
Non-Current Liabilities:		
Convertible notes payable, related party, net of current portion	2,253,479	-
Total Non-Current Liabilities	2,253,479	-
Total Liabilities	4,460,865	1,076,299
Members' Deficit:	-	(998,011)
Stockholders' Deficit:		
Common stock, $0.00002 par value, 50,000,000 shares authorized, 15,000,000 shares issued and outstanding as of December 31, 2021	300	-
Additional paid-in capital	149,730	-
Subscription receivable	(30)	-
Accumulated deficit	(4,594,225)	-
Total Stockholders' Deficit	(4,444,225)	-
TOTAL LIABILITIES AND STOCKHOLDERS'/MEMBERS' DEFICIT	$ 16,640	$ 78,288

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOVATEK PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2021 and for the period from April 30, 2020 (inception) to December 31, 2020

	2021	2020
Net revenue	$ -	$ -
Cost of revenue	-	-
Gross profit	-	-
Operating Expenses:		
Research and development	2,214,410	894,593
General and administrative	1,104,452	253,418
Sales and marketing	3,532	-
Total Operating Expenses	3,322,394	1,148,011
Loss from operations	(3,322,394)	(1,148,011)
Other Income/(Expenses):		
Interest expense	(123,820)	-
Total Other Income/(Expenses)	(123,820)	-
Provision for income taxes	-	-
Net Loss	$ (3,446,214)	$ (1,148,011)

NOVATEK PHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS'/MEMBERS' DEFICIT
For the year ended December 31, 2021 and for the period from April 30, 2020 (inception) to December 31, 2020

		Stockholders' Deficit					
		Common Stock					
	Members' Deficit	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance at April 30, 2020 (inception)	$ -	-	$ -	$ -	$ -	$ -	$ -
Capital contributions	150,000	-	-	-	-	-	-
Net Loss	(1,148,011)	-	-	-	-	-	-
Balance at December 31, 2020	(998,011)	-	-	-	-	-	-
Conversion to corporation	998,011	13,500,000	270	149,730	-	(1,148,011)	(998,011)
Issuance of common stock	-	1,500,000	30	-	(30)	-	-
Net Loss	-	-	-	-	-	(3,446,214)	(3,446,214)
Balance at December 31, 2021	$ -	15,000,000	$ 300	$ 149,730	$ (30)	$ (4,594,225)	$ (4,444,225)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOVATEK PHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2021 and for the period from April 30, 2020 (inception) to December 31, 2020

	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (3,446,214)	$ (1,148,011)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid by related party	9,706	-
Loan closing cost amortization	18,479	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in deposit	(16,640)	-
Increase/(Decrease) in bank overdraft	43,964	-
Increase/(Decrease) in accounts payable	734,585	642,299
Increase/(Decrease) in accrued expenses	1,546	-
Increase/(Decrease) in interest payable	105,286	-
Net cash used in operating activities	(2,549,288)	(505,712)
Cash Flows from Financing Activities		
Proceeds from loans	20,000	434,000
Repayment of loans	(434,000)	-
Proceeds from issuance of convertible notes	2,885,000	-
Proceeds from capital contributions	-	150,000
Net cash provided by financing activities	2,471,000	584,000
Net change in cash	(78,288)	78,288
Cash at beginning of year	78,288	-
Cash at end of year	$ -	$ 78,288
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Expenses incurred in exchange for due to related party	$ 9,706	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Novatek Pharmaceuticals, Inc. (the "Company") was originally incorporated on April 30, 2020 under the name Novatek Pharmaceuticals, LLC as a Texas domestic limited liability company. On August 9, 2021, the Company converted from a Texas limited liability company to a Delaware corporation and changed its name from Novatek Pharmaceuticals, LLC to Novatek Pharmaceuticals, Inc. The Company was created to develop and commercialize a therapeutic approach to treat cancers and infectious diseases.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC").

The Company adopted the calendar year as its basis of reporting.

Stock Split

On November 2, 2022, the Company effected a 5-for-1 stock split of its authorized, designated, issued and outstanding shares of common stock. The Company's authorized number of shares of common stock was increased accordingly from 10,000,000 shares to 50,000,000 shares and its share reservation under its 2021 Omnibus Stock Incentive Plan was increased accordingly from 529,412 shares to 2,647,060 shares. All share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced profits and has unknown impacts from the ongoing COVID-19 pandemic.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques, and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances did not exceed federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Bank Overdraft

The Company reports bank overdraft as a current liability on the balance sheet.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the periods ended December 31, 2021 and 2020, the Company has not earned any revenue.

Advertising and Promotion

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company was a limited liability company through the August 9, 2021 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective August 9, 2021. The Company's resulting deferred tax assets and liabilities as of December 31, 2021 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	75,249
Cash to accrual differences		22,110
Valuation allowance		(97,359)
Net deferred tax assets	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021, the Company had $358,328 net operating loss carryforward available to offset future taxable income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenues or profits since inception. For the periods ended December 31, 2021 and 2020, the Company has sustained net losses of $3,446,214 and $1,148,011, respectively, and has negative cash flows from operations. As of December 31, 2021, the Company had an accumulated deficit of $4,594,225, had a working capital deficit of $2,190,746, and lacks current assets to fund its future operations with overdrawn cash as of December 31, 2021. The Company has collateralized outstanding debt with principal and interest payments due in 2022 of $250,000 and $235,570, respectively, with no cash held at December 31, 2021 to satisfy these obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs under a Regulation Crowdfunding campaign that it plans to commence after the date of these financial statements, continue to issue related party convertible notes as discussed in Note 10, and control costs to ensure the business is able to meet its obligations as they come due. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS

In 2020, the Company received loans for a total amount of $434,000. Of such, $428,000 is from related parties. The loans bear no interest and are considered payable on demand. The Company fully repaid these loans in 2021.

In 2021, the Company received an additional $20,000 loan from a related party. The loan bears no interest and is considered payable on demand.

As of December 31, 2021 and 2020, the outstanding loan balances were $20,000 and $434,000, respectively.

NOTE 5: CONVERTIBLE NOTES

In 2021, the Company issued various convertible notes to its related parties in the aggregate principal amount of $3,019,183. The notes with a total principal amount of $400,000 ("Note A"), formalized on February 28, 2022, bear 2% interest per annum and mature on March 1, 2022. The remaining notes with a total principal amount of $2,619,183 ("Note B") bear 5.5% interest per annum, mature on January 13, 2028, are secured by substantially of the Company's assets, and require quarterly payments of all then outstanding accrued interest plus $62,500 of principal per quarter commencing in March 2022. In conjunction with Note B, the Company incurred costs of $134,183, which were recorded as a discount to Note B and are amortized to interest expense over the life of Note B. During the year ended December 31, 2021, $18,479 was amortized to interest expense.

As of December 31, 2021, the total outstanding principal of convertible notes was $3,019,183, which is presented net of unamortized discounts for a carrying amount of $2,903,479. During the year ended December 31, 2021, total interest expense recognized amounted to $105,286, all of which is accrued and unpaid as of December 31, 2021.

Future minimum principal payments due on the Company's outstanding convertible notes are as follows:

2022	$	650,000
2023		250,000
2024		250,000
2025		250,000
2026		250,000
Thereafter		1,369,183
	$	3,019,183

Note A Features

The outstanding principal balance and any unpaid accrued interest shall automatically convert into shares of the Company's equity securities issued in a qualified financing at a conversion price equal to the lesser of (i) 80% of the price paid per share of the equity securities by the investors in the qualified financing, and (ii) the quotient resulting from dividing the $1,500,000 ("Valuation Cap") by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the qualified financing, but excluding the shares of equity securities of the Company issuable upon the conversion of these notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). Qualified financing is a transaction or series of transactions pursuant to which the Company issues and sells shares of its equity securities for aggregate gross proceeds of not less than $1,000,000 (excluding the conversion of the Note A or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The noteholders have the option to convert these notes at non-qualified financing event under the same terms. If Note A remains outstanding at maturity date, then the Company shall convert the outstanding principal balance and any unpaid accrued interest into shares of the Company's common stock at a conversion price equal to the quotient of Valuation Cap and fully diluted shares, unless the majority noteholders elect that the Company repay the noteholder in cash an amount equal to the outstanding principal amount of the holder's note plus any unpaid accrued interest. If and upon a change in control event, the noteholders may elect repayment of the then outstanding principal and interest or to convert the notes at the share pricing derived from the Valuation Cap.

Note B Features

Commencing in 2022 on 2021 financial results and annually thereafter, the Company is required to pay the lender 25% of its "excess free cash flow," as defined in the note agreement, and 40% of equity contributions. These payments are in addition to the principal and interest payments on the loans.

At any time after the date of notes until the fourth anniversary or in the event of default, at the election in writing of the noteholder delivered to the Company and subject to approval by the noteholder, and in lieu of repaying the original unpaid principal of $1,500,000 and all unpaid accrued interest, the original note ($1,500,000) will convert into shares of Company's common stock equal to 51% of the Company's then issued and outstanding shares on a fully-diluted basis. On or prior to maturity, the noteholder may elect to convert the remainder of its then outstanding principal and accrued interest at the same conversion price.

The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

NOTE 6: STOCKHOLDERS'/MEMBERS' DEFICIT

Limited Liability Company to Corporate Conversion

In 2020, the Company issued 13,500,000 membership interests to its founding members for a total amount of $150,000 of capital contributions. On August 9, 2021, as discussed in Note 1, the Company converted from a limited liability company to a corporation. Upon the conversion to a corporation, as amended and affecting the stock split discussed in Notes 2 and 10, the Company authorized

50,000,000 shares of common stock with a par value of $0.00002 per share (pre-split: 10,000,000 shares of common stock with a par value of $0.0001 per share). All of the membership interests of Novatek Pharmaceuticals, LLC converted into the same number of validly issued, fully-paid and non-assessable shares of common stock of the Company.

Through the date of conversion to a corporation, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Shares Issuances

In 2021, the Company issued 1,500,000 shares of common stock for $30.

Stock Incentive Plan

In 2021, the Company approved the 2021 Omnibus Stock Incentive Plan (the "Plan"). The maximum aggregate number of shares of common stock available and reserved for issuance under the Plan is 2,647,060 shares.

NOTE 7: RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company owed a related party $9,706 for expenses paid on its behalf. This balance is non-interest bearing and payable on demand.

In 2021, the Company paid a related party in advance for goods to be purchased at a later date amounting to $15,000.

As discussed in Note 4, the Company received loans from its founder/COO, entities under common control and entity owned by one of the founders' close family for a total amount of $20,000 and $428,000 during the periods ended December 31, 2021 and 2020, respectively. The outstanding balance totaled $20,000 and $428,000 as of December 31, 2021 and 2020, respectively.

As discussed in Note 5, the Company issued convertible notes to its founder/COO and entities under common control with a total principal of $3,019,183 during the year ended December 31, 2021. As of December 31, 2021, the outstanding principal on convertible notes totaled $2,903,479. Interest expense, including amortization of note discounts, totaled $123,765 for the year ended December 31, 2021 under these loans.

During the periods ended December 31, 2021 and 2020, the Company incurred consulting, administrative, and research and development expenses for a total amount of $858,079 and $230,650, respectively, to its founder and entities under common control. As of December 31, 2021 and 2020, the outstanding payable totaled $839,000 and $227,000, respectively.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

In October 2016, FASB issued ASU 2016-16, *Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory*, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 had no impact on the Company's financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company early adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract* ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Convertible Notes – Note A

On March 1, 2022, the related party convertible notes (Note A) discussed in Note 5 with aggregate principal amount of $400,000 and unpaid accrued interest of $10,878 through March 1, 2022, converted into 4,108,770 shares of common stock.

Convertible Notes – Note B

In conjunction with Note B discussed in Note 5, the Company issued additional convertible notes totaling $720,000.

Convertible Notes – Note C

Through the issuance date, the Company issued convertible notes to another entity under common control totaling $770,000. The notes bear 5.5% interest per annum, mature on January 13, 2028, are secured by substantially of the Company's assets, and require quarterly payments of all then outstanding accrued interest plus $62,500 of principal per quarter commencing in March 2023. At any time after the date of notes until the fourth anniversary or in the event of default, at the election in writing of the noteholder delivered to the Company and subject to approval by the noteholder, and in lieu of repaying the original unpaid principal of $320,000 and all unpaid accrued interest, the original note ($320,000) will convert into shares of Company's common stock equal to 51% of the Company's then issued and outstanding shares on a fully-diluted basis. On or prior to maturity, the noteholder may elect to convert the remainder of its then outstanding principal and accrued interest at the same conversion price.

Commencing in 2023 on 2022 financial results and annually thereafter, the Company is required to pay the lender 25% of its "excess free cash flow," as defined in the note agreement, and 40% of equity contributions. These payments are in addition to the principal and interest payments on the loans.

Accounts Payable Conversion to Equity

On March 1, 2022, the Company's accounts payable to its related parties as of December 31, 2021 totaling $839,000 as discussed in Note 7, together with additional payables incurred in 2022 totaling $102,000, converted into 9,410,000 shares of common stock.

Amended Articles of Incorporation and Stock Split

On November 2, 2022, the Company effected a 5-for-1 stock split of its authorized, designated, issued and outstanding shares of common stock. The Company's authorized number of shares of common stock was increased accordingly from 10,000,000 shares to 50,000,000 shares and its share reservation under its 2021 Omnibus Stock Incentive Plan was increased accordingly from 529,412 shares to 2,647,060 shares. All share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Management's Evaluation

Management has evaluated all subsequent events through November 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B

Company Summary

CONFIDENTIAL

A Novel Therapeutic for Immunotherapy



Investor Presentation



Executive Summary

- **Novatek Pharmaceuticals Inc.,** is a startup in Houston, TX addressing the need for immunomodulatory drugs for **cancers and infectious diseases.**

- Our proprietary drug – NP-101 – is an effective immunostimulatory drug due to the therapeutic properties of thymoquinone and its associated esters.

- Novatek's 2021 clinical trial demonstrated the statistically significant immunostimulatory effect of NP-101 on T cells.

- **Raising Series A** to finance clinical trials in various cancers and to further develop the pipeline.

INVESTMENT OVERVIEW

Company Name	Development Phase
Novatek Pharmaceuticals	Clinical Stage
Sectors	Investment Stage
Biotechnology	Series A
Therapeutics	
Indications	Seeking
Infectious diseases	$15 M
Cancer Therapy	



CONFIDENTIAL

Investment Highlights

TEAM

- Our **Advisory Board** includes international experts and pharma executives

- **Renowned** team leading the development and clinical investigations

PIPELINE

- **NP-101** demonstrated significant immunostimulatory effects in the 2021 clinical study

- Lead asset in development as an adjunct therapy to cancer immunotherapy

- **Basket trials** of 4 cancer types planned at Case Western University

100+

Years of Clinical Research and Pharmaceuticals

400+

Peer Reviewed Publications

NOVATI
PHARMACEUTICA

Our Team



Dr. Ahmed Kaseb - Founder

- Over 25 years of medical research
- Member of US National Liver Cancer Task Force, NCI
- >200 publications and book chapters
- Co-Founder of HCC national US epidemiology consortium



Mohamad Kaseb, RPh. - CEO & President

- Over 22 years in the pharmaceutical industry
- Experienced in business development strategy, sales, marketing, and pharmacy operations
- President & Co-Founder of Kaseb Foundation



Osama Kaseb, RPh. - COO

- Over 22 years in the pharmaceutical industry
- President of Pharmacy Management Services in Houston, TX
- Co-Founder of Kaseb Foundation



Alex Saliba - CFO

- Over 25 years in corporate finance
- Experienced in CFO and Controllership capacities from start-up environments to multi-million publicly traded companies
- Extensive experience within the pharmacy industry



Michelle Gocio - VP of Clinical Operations & Drug Development

- Over 36 years in the pharmaceutical and biotechnology industries in full-scale development
- Has vast experience in all phases of the development process I-IV

EK
LS

Our Scientific Advisory Board



James L. Hinson
Over 30 years in regulatory affairs and drug development



Dr. Bassel F. El-Rayes
Director of the Division of Hematology and Oncology and the Deputy Cancer Center Director of the O'Neal Comprehensive Cancer Center of the University of Alabama at Birmingham



Dr. Hagop Kantarjian
Professor and Chairman of the Department of Leukemia at The University of Texas MD Anderson Cancer Center



Dr. John M Vierling
Professor of Medicine and Surgery, Chief of Hepatology, and Director of Baylor Liver Health at Baylor College of Medicine in Houston, TX



Dr. Mehmet Kocak
Department of Preventive Medicine at University of Tennessee Health Science Center, and Chair of the Department of Biostatistics and Medical Informatics at the International School of Medicine at Istanbul Medipol University



Steve Newsholme
Over 30 years of international experience as a pathologist and director of non-clinical safety

Archie W. Thurston Jr., Phl
President/CEO of ADME Solutions, Inc., a consulting fir providing DMPK solutions to pharmaceutical organizations



NOVATI
PHARMACEUTICA

EK
LS

D.

m

CONFIDENTIAL

NP-101 - Overview





NP-101: Background

- **Thymoquinone (TQ)** is the main bioactive component in Black seeds that has a broad spectrum of therapeutic applications

- TQ has many medical applications due to antiviral, anti-inflammatory, anti-fungal, antioxidant, antibacterial, anti-asthmatic, anticoagulant, and antihistamine properties

- It has been studied as a hepatoprotective, anti-mutagenic, and **antitumor therapy** with a specific mechanism of action that lends TQ as an emerging pharmaceutical



Thymoquinone

CONFIDENTIAL

NP-101: Mechanism of Action

Phase II Clinical Study

- Randomized, double-blind, placebo-controlled study
- Provided proof of concept for the safety of NP-101
- Patients had higher white blood cell count after treatment with NP-101 compared to the placebo group.



SARS-CoV-2
ACE2
ssRNA
TQ Formula
Block viral entry
Neutrophils
Macrophages
T cells
Cytokines
IL-1
IL-2
IL-6
IL-10
TNF-α
INF-γ
Cytokine storm
TQ Formula
Reduce cytokine storm
CD4⁺T cells
CD8⁺T cells
TQ Formula
Support T cell recovery

TQ Formula Mechanism

- Mechanism of action for NP-101 occurs through:
  - Blocking viral entry point
  - Reduction of cytokine storm
  - Support of T cell recovery

CONFIDENTIAL

NP-101: Safety Profile

- Preliminary clinical study results indicate that NP-101 is **safe and tolerable**

- Adverse Events (AEs) were compared for 52 participants who took any dose of NP-101 or placebo

  - 10.3% of NP-101 group participants had 3 AEs (2 mild, 1 moderate)

  - 26.1% of placebo group participants had 9 AEs (8 mild, 1 moderate)

- There were 15 AEs (5 in the treatment arm & 10 in the placebo arm) in 11 participants (4 in the treatment arm & 7 in the placebo arm)

- Only 1 Serious AE was reported in the placebo arm leading to hospitalization

Number of Participants with AEs



Preliminary results indicate NP-101 is safe and tolerable. Fewer and milder AEs in participants in the NP-101 treatment arm compared to the placebo arm

NP-101 - An Immunotherapy





The Problem

Lack of safe immunotherapy that is effective across cancer types

Current cancer therapies include cytotoxic drugs, immunotherapies, and manufactured chemicals

- Efficacy is <u>limited</u> by cancer cell resistance mechanisms
- Efficacy is <u>unpredictable</u> across cancer types
- Can have varying adverse reactions in patients
- Cancer cells develop resistance to drug treatment

Our Goal:

- Effectively <u>boost</u> the immune system and T cell population in patients
- <u>Reduce</u> the adverse effects of disease or cytotoxic therapies

NOVATI
PHARMACEUTICA

The Solution: NP-101

NP-101 is an **enteric encapsulated GMP-manufactured oral drug** that boosts the T cell population

Key Product Features:

- Immune modulator drug
- Safe and tolerable
- Could be safely combined with cytotoxic (chemotherapy) and immunotherapy
- Thymoquinone (TQ) was found to possess organ protection capabilities against the toxic effects of cancer therapies on different organs including the heart, liver, and kidney

Current Status:

- GMP manufacturing is complete
- Published a small randomized phase II clinical trial in outpatient COVID-19
- Granted type B meeting by FDA to discuss the potential for EUA
- Patent for COVID-19 treatment indication submitted
- Oncology trial beginning July 2022
- 4 oncology trials in the pipeline for 2023

CONFIDENTIAL

NOVATI
PHARMACEUTICA

NP-101: A Combination Therapy for Cancer

- Phase I cancer trial with NP-101 + nivolumab + ipilimumab for high-grade neuroendocrine tumors

- Restaging imaging showed a significant decrease in liver tumor burden and no new lesions after 4 cycles



After 4 weeks



NOVATI
PHARMACEUTICA

NP-101: A Combination Therapy for Cancers



- Pancreatic neuroendocrine cancer (pNEN) cells are very responsive to TQ at lower doses compared to other tumor models studies by other independent groups
- NP-101 shows promise as an immuno-oncology drug across different cancer types



Thymoquinone
Control
3 μM
6 μM
9 μM
PARP
Cleaved PARP
β-Actin
0.08 0.18 0.24 0.39
BON-1

Cell Viability (%)
QGP-1
Log Concentration TQ (nM)
IC50 = 2420 nM
BON-1
Log Concentration TQ (nM)
IC50 = 4796 nM

pNEN cells are responsive to TQ at lower doses. The Western blot demonstrated a dose-dependent enhancement in PARP cleavage



pNEN cell lines are sensitive to TQ which caused substantial apoptosis to pNEN cells during treatment





NP-101: A Combination Therapy for Cancers

- Effects of TQ + Nivo + Ipi on neuroendocrine cancer cell lines

- TQ synergized with ICPIs (Combination index CI<1) lead to significantly enhanced cell kill in NETs cellular models

- Cancer cell lines were exposed to indicated concentration of TQ or IpiNivo or their combination for 72 hrs.

  - At the end of the treatment, cells were collected, and equal numbers were seeded for colony formation assay.

  - Combination treatment shows increased cancer cell death

CI For experimental values

TQ (uM)	Nivo+Ipili (ug/ml)	Fa	CI
15	25	0.35123	0.739
20	50	0.354323	0.987
25	100	0.463925	1.04



TQ (μM): 15 20 25

Nivo+Ipili (μg/ml): 25 50 100

Legend: TQ, Nivo+Ipili, TQ+Nivo+Ipili



CONFIDENTIAL

Market Opportunity

- NP-101 may be used as an adjunct therapy to current immuno-oncology therapies and had the potential to become the gold standard in cancer treatment

- Market is being propelled forward by:
  - Increased incidence of cancer
  - Need for safer treatments than current cytotoxic drugs

- The global market for oncology drugs is over **$182 B** with an expected growth rate of 11.3% in the US alone

- NP-101 is a safe* addition to immunotherapy treatments, providing better patient outcomes

* as shown in one US phase II trial.



Global Oncology Drugs Market
share, by region, 2020 (%)

$182B
Global Oncology Drugs Market Size, 2020

- North America
- Europe
- Asia Pacific
- Central & South America
- Middle East & Africa

U.S. Oncology Drugs Market
size, by indication, 2018 - 2028 (USD Billion)

$56.5B $65.3B

11.3%
U.S. Oncology Drugs Market CAGR, 2021-2028



2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

- Lung
- Breast
- Colorectal
- Prostate
- Stomach
- Liver
- Others

www.millioninsights.com

NOVATI PHARMACEUTICA

Market Opportunity

- There is a growing market for effective cancer therapeutics in the US

- NP-101 is currently in the clinical trials stage of development

- The U.S. clinical trials market (5.8% CAGR) is a vast market

- Recent research and studies have demonstrated the potential of NP-101 as an effective immunotherapy for tumors

- Further clinical trials in various tumors would demonstrate the potential of NP-101 as the gold standard in immuno-oncology therapy

REGION	NEW CANCER CASES	SELLING PRICE ($US PER DOSE)	MARKET OPPORTUNITY	WITH 5% PENETRATION
USA	2.4 M	$	$33.5B	$1.68B



$33B+



U.S. Clinical Trials Market
Size, by phase, 2020 - 2030 (USD Billion)

$21.4B $22.6B

2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 203

● Phase I   ● Phase II   ● Phase III   ● Phase IV

www.grandviewresearch.co

N●VAT
PHARMACEUTICA

CONFIDENTIAL



CONFIDENTIAL

Development Plan





Where We Are

- In just 2 years Novatek took NP-101 from Concept to Phase I/II trials



2020

2022

CONFIDENTIAL

Pipeline Development

- Basket clinical trials with 4 different cancer types currently in the pipeline for 2023


1
2
3
4

Colorectal cancer	**Gastroesophageal cancer**	**Poorly diff neuroendocrine carcinoma (NEC) ***	**Cholangiocarcinoma (bile duct cancer) ***

- To be conducted at Case Western Reserve University, Ohio

* Classified as rare tumor

Financing Summary

Terms

- **Structure:** Series A
- **Amount:** $ 15 M

Use of Proceeds

- Complete a large randomized phase II clinical trial for outpatient COVID-19
  - Potential to continue to phase III clinical trial or obtain EAU for COVID-19 treatment
- 4 phase I/II oncology trials in 4 different cancer types in Ohio
- Large randomized pivotal trials in different cancer types based on compelling phase I/II study results

NOVATI
PHARMACEUTICA



CONTACT US

Novatek Pharmaceuticals
Houston, TX 77054

w: www.novatekpharmaceuticals.com

Mohamed Kaseb, RPh, CEO
e: mkaseb@novatekpharmaceuticals.com

Alex Saliba, CFO
e: asaliba@novatekpharmaceuticals.com

CONFIDENTIAL



EXHIBIT C

Video Transcript

NOVATEK_BRAND_LONG_DELIVERY

Tue, Dec 20, 2022 2:53PM • 2:17

SUMMARY KEYWORDS

drug, cancer patients, work, product, prospective, efficacious, oncology, flaxseed oil, side effects, terrible side effects, bacterial, studies, boosts, safe, disease, pharmacist, clinical trial, combining, manner, 1000s

---

 **00:00**

Everyone knows medications have terrible side effects. I'm a pharmacist. So I know that too. But when you have a natural product, and you can prove it works, and it doesn't really have much side effects that that will be very encouraging for everyone. And that was very encouraging for us to put all our life savings in this company.

 **00:25**

The flaxseed oil has been used for actually 1000s of years, it's been mentioned in all the religions, it's safe. And it does really work in so many different aspects. It does help your body to fight any disease naturally. And that's the beauty of it. It's not anti virus or anti bacterial, it boosts your immunity system itself to fight the disease.

 **00:48**

And now we're combining it with data from real human studies done in a prospective manner.

 **00:55**

When COVID head it opened the door to start a clinical trial. And that's when we felt like you know what, we need to start and get our project going.

 **01:04**

And then after that the rest is history, we started getting into cancer studies, because this is really what we are always looking forward to a drug that is working with very defined very innovative mechanism of action and in the meantime, could be very tolerable to cancer patients who suffer a lot of times from side effects from chemotherapy and other drugs. And I'm very excited about this area because it's going to really lead us extend our hands and our drug to many, many cancer patients out there who really need it

 01:37

for if we are able to provide a treatment that is safe and efficacious and reasonably priced. There is no other product on the market like that it could be a game changer for oncology. And

 01:55

everything has been funded through our all our life savings, because we believe in the product and we know we will get there one day

 02:03

and I'm very hopeful for a bright future for the drugs short term and long term.

NOVATEK_BRAND_SHORT_DELIVERY

Tue, Dec 20, 2022 3:35PM 1:01

SUMMARY KEYWORDS

work, product, drug, 1000s, flaxseed oil, oncology, terrible side effects, anti virus, cancer patients, boosts, pharmacist, bacterial, company, many different aspects, chemotherapy, action, tolerable, refined, natural, hopeful

---

 00:00

Everyone knows medications have terrible side effects. I'm a pharmacist, so I know that too. But when you have a natural product and you can prove it works, that was very encouraging for us to put all our life savings in this company. The flaxseed oil has been used for actually 1000s of years, it's safe. And it does really work in so many different aspects. It's not anti virus or anti bacterial it boosts your immunity system itself to fight the disease. This is

 00:28

really what we are always looking forward to a drug that is working with very refined, very innovative mechanism of action in the meantime, could be very tolerable to cancer patients who suffer a lot of times from side effects from chemotherapy and other drugs.

 00:46

There is no other product on the market like that. It could be a game changer for oncology. We believe

 00:53

in the product and we know we will get there one day.

 00:55

I'm very hopeful for a bright future for the drug.

NOVATEK_INFORMATIONAL_DELIVERY

📅 Tue, Dec 20, 2022 3:14PM   🕐 1:37

SUMMARY KEYWORDS

black seed oil, tolerability, prospective, work, bacterial, religions, drug, many different aspects, cancer patients, seed, tolerable, traditional, boosts, efficacy, action, anti virus, tested, combining, manner, oversight

---

 **00:00**

NP 101 is a proprietary blend of black seed oil. And it is special for a number of reasons.

 **00:08**

So the black seed oil has been used for actually 1000s of years, it's been mentioned in all the religions, it's been used and everyone knows it's safe, you know, as long as it's used within the suggested dosage. And it does really work in so many different aspects. It does help your body to fight the product, or any disease naturally. And that's the beauty of it. It's not anti virus or anti bacterial, it boosts your immunity system itself to fight the disease.

 **00:39**

So it's a very, very special product because it has got 1000s of years of history of the efficacy and the tolerability of it. And now we're combining it with data from real human studies done in a prospective manner. And now the sky's our limit going into the cancer space. This is really what we are always looking forward to a drug that is working with a very defined very innovative mechanism of action and in the meantime, could be very tolerable to cancer patients who suffer a lot of times from side effects from chemotherapy and other drugs.

 **01:15**

We will be the first manufacturers of a pharmaceutical grade black seed oil that has been tested in the traditional way with the oversight of the FDA and other governing bodies.

NOVATEK_OURPHILOSOPHY_DELIVERY

📆 Tue, Dec 20, 2022 7:34PM 🕐 1:59

SUMMARY KEYWORDS

drug, oncology, investors, efficacious, nova, market, cancer patients, gently, worked, product, wealth, tech, greed, priced, action, chemotherapy, safe, tolerable, place, treating

---

 00:00

Most patients these days are always looking for natural products, people realize you know how eating healthy and treating your body gently is going to help you with to have a better future for yourself and for your community.

 00:17

But this is a really on what we are always looking forward to a drug that is working with very defined very innovative mechanism of action and in the meantime, could be very tolerable to cancer patients who suffer a lot of times from side effects from chemotherapy and other drugs,

 00:35

the cure is almost as painful as the condition and sometimes worse. They're also extremely expensive, generally and cost prohibitive. So if we are able to provide a treatment that is safe and efficacious, and reasonably priced, there is no other product on the market. Like that it could be a game changer for oncology, too. And I don't think I've ever worked with a group of people who are more focused on doing the right thing. There's no talk about personal wealth or when this goes or we're going to charge this or the sky's the limit. It is truly all the conversation in the office is about bringing this drug to market to help people and what a good opportunity it is for investors. So I can honestly say that greed has no place it at NOVA tech. I've never seen it or heard it and that sets us apart.

NOVATEK_WHOWEARE_DELIVERY

📅 Tue, Dec 20, 2022 5:37PM   🕐 1:23

SUMMARY KEYWORDS

team, pharmaceutical grade, clinical trials, osama, drug, product, innovative, ahmed, pandemic, funded, creative, mohammed, sky, cancer, position, limit, research, put, components, conversation

---

 00:00

The company was founded by three brothers, Ahmed, Mohammed and Osama had learned about the black seed oils since they were children, and decided they would like to create a pharmaceutical grade and quickly put the drug into clinical trials to help with the COVID pandemic.

 00:24

We did everything we have in our position to go through these clinical trials. It's very expensive, and everything has been funded through our life savings, because we believe in the product and we know we will get there one day, but we really have been able to gather only components of a successful team and research when it comes to cancer own it also came to COVID when we started, the team thought about everything and that's why I consider it a real dream team. We are creative, we're innovative, we're really passionate about the product. We all love it. We all believe in it. That makes a big difference to any project. The sky's the limit. It is truly all the conversation in the office is about bringing this drug to market to help people and what a good opportunity it is and that sets us apart

NOVATEK_WHYINVEST_DELIVERY

📅 Tue, Dec 20, 2022 7:24PM 🕐 1:43

SUMMARY KEYWORDS

oncology, case western university, works, hopeful, invest, convince, nova, patent pending, clinical trials, trial, achieved, clinic, approval, step, pan, limit, fda, side effects, started, unlimited

---

 00:00

So far, we have about seven doctors invested. And it didn't take us long time to really convince them once they saw the data we have, and this hour we achieved so far. In few minutes, they can they are convinced. Right now we finished phase two COVID trial in 2021. And we're starting another phase two, but on a bigger scale in January of 2023. And we currently have an oncology trial started two months ago at Case Western University. And there was another four clinical trials. We're working on them to start in 2023.

 00:39

We have two patent pending applications. And we have several more that we intend to file after the next after the results of the oncology trial.

 00:51

So we're moving very, very fast in all directions in COVID, and in cancer as well. So we expect this to be in clinic as soon as one of these studies pan out. And we approach FDA for approval. So the sky's our limit here because we really can expand.

 01:07

So the opportunities are very honestly Unlimited, but we just have to take it one step at a time.

 01:13

If it were me. I would invest in Nova tech I already have

 01:19

when you have an actual product and you can prove it works. And it doesn't really have much side effects that was really encouraging for us to put all our life savings in this company. To bring it to life.

 01:32

I'm very, very hopeful, short term and long term

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Novatek Pharmaceuticals, Inc.
3569 Business Center Drive, Suite 110
Pearland, TX 77584

Ladies and Gentlemen:

The undersigned understands that Novatek Pharmaceuticals, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of Shares of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 19, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the forty-eight (48) hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11 a.m. New York time on December 14, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Enterprise Bank (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by DealMaker Transfer Agent, LLC (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

2

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, DealMaker, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, DealMaker or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, DealMaker nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, DealMaker nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email (asaliba@pyramidspharmacy.com, Attention: Alex Saliba), to the addresses included herein (or such other address as either party shall have specified by notice in writing to the other).

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Novatek Pharmaceuticals, Inc.
By_____ Name: Title: